                          FILED BY ELTRAX SYSTEMS, INC.
              PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                          COMMISSION FILE NO.: 0-22190

                               SUBJECT COMPANIES:
                              ELTRAX SYSTEMS, INC.
                                       AND
        CEREUS TECHNOLOGY PARTNERS, INC. (COMMISSION FILE NO. 000-30522)

         THE FOLLOWING IS A TRANSCRIPT OF A CONFERENCE CALL HELD BY WILLIAM P. O'REILLY, THE PRESIDENT AND CHIEF EXECUTIVE OFFICER OF ELTRAX SYSTEMS, INC. AND STEVEN A. ODOM, THE CHIEF EXECUTIVE OFFICER OF CEREUS TECHNOLOGY PARTNERS, INC. ON JUNE 14, 2000 IN CONNECTION WITH THE ANNOUNCED PROPOSED MERGER BETWEEN ELTRAX AND CEREUS.

                                     * * * *

Operator: Good morning and welcome to the Eltrax, Cereus conference call. Today's conference is being recorded.

             Before we start the call, let me remind listeners that some of the statements in today's conference call constitute forward-looking statements within the meaning of the Securities Act of 1933 as amended, and the Security Exchange Act of 1934 as amended.

             The company intends that such forward-looking statements be subject to the Safe Harbors created thereby. These forward-looking statements reflect the current use with respected viewers, future events and financial performance. But are subject to many uncertainties and factors relating to the company's operations and business environment which may cause the actual results of the company to be materially different from any results expressed or implied by such forward-looking statements.


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             Please see the section entitled "Important Factors to Consider" in the company's annual report on Form 10-K for the year ended December 31st, 1998, for a list of ((inaudible)) and factors.

             Eltrax takes no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or - or otherwise.

             I would now like to turn the conference over to Mr. Bill O'Reilly, Chairman and Chief Executive Officer of Eltrax. Please go ahead, sir.

William O'Reilly:  Thank you, (Brian).

             We'd like to - Steve Odom, the CEO of Cereus is with me today. And we're going to spend a little time - each of us talking about why we believe this merger is in the best interest of our - both of our shareholder groups. And I'm going to start off by taking people back a little bit to the history of Eltrax.

             I'm sure many of the callers are - are familiar with - with our history. But, as you all know, we've had extremely rapid growth. A lot of changes in the - in the company's operations in particular over the last six or seven months.


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             From a business perspective, we've experienced rapid growth in particular in our main focus area of technology services. We've also had our former CEO resign from the company. And I think the management, on a going forward basis, of - of Eltrax has always been an important part of what we require to - to meet our various business strategies. And one of the things that attracted me to the Cereus opportunity is the serious management team.

             I've known Steve - Steve Odom for 10 or 15 years. I was a board member on his company that he was previous CEO of which is World Access. And as we talked about in the press release, World Access experienced a meteoric rise form the time Steve took over where it was doing approximately 15 million in revenue, and Steve and his team, at that time, grew it to over 700 million in revenue.

             And the stock price of that company also achieved a - a similar increase. And I think it's a tribute to Steve's capability to the kind of people that he attracts to his situations that makes this combination very exciting for - for us.

             Jim - I'm sorry - Jim Logsdon from GTE, who Steve brought in as President and CEO -COO of Cereus, is another valuable member of that team. And Juliet Reising, who is the CFO and former CFO of Mindspring, is also an important member of the team. And I think the opportunity at this point in Eltrax's history to be able to attract a management team of this capability makes this combination very exciting for us.


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             I think one of the - one of the other aspects of this transaction that - that is important to us and should be important to all shareholders, is that the ability to finance the kind of growth that we've been experiencing and that we - we need to experience to fulfill our business plan.

             An important part of being able to do that is to have the management team of background and experience to raise the kind of funds that we need to - to fulfill this strategy. And one of the important aspects of this transaction is the financial capability that the Cereus team has brought to this, and the - the strategy that we put in place to implement this particular transaction.

             I'm going to turn this over to Steve right now and ask him to talk a little bit about the - the combination.

Steve Odom: Thank you, Bill. I'd like to start off by saying this isn't just a great deal for the Cereus shareholders - it's a compelling deal, and I'm back in the saddle again. I'm pumped ,and we're going to build this company up to a $500-million plus revenue company in the near future. And, hopefully, we'll have stock priced at - that follows that.

             The reason I'm so plus about it and why this field is compelling is because Bill's done a very good job and he's kind of ahead of his time building what he was doing


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         to get to this point and the whole market kind of moving to follow him.
         And at the same time, I shared some of the same visions that he did basically to become a full solutions provider, ASP, when the market was growing so rapidly.

             Unfortunately, I was a little bit later in the marketplace as I was at World Access this time, and I realize that we need critical mass to go out and conquer the marketplace and compete in the marketplace. And
         - and I believe that this transaction will give us the critical mass. I believe that with what we've developed and in a relatively short period of time at Cereus of highly qualified group of Web development people, front and back office integration capability and development, and what Bill brought to the table in customer care, customer support network services, network operations, we do, in fact, have all the elements that have come together with critical mass to go out and compete in the marketplace as a full solutions provider competing with companies like Breakaway Solutions; companies like Avenet. And as we move on into the ASP and more of the managed hostings - hosting services may be a little bit more like a (Digex) type comparison, or USI - those types of companies. That's what we want to be.

             We'll be comparably close to their size. And we think that if we go out and operate and meet the objectives that we've set forth, that we'll trade in the top of our peer group. And I'm fully committed to do that.


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             I'd like to go into a little bit more detail about our management structure and our board of directors.

             From the onsite when I joined Cereus, it was my goal to build this into a $500 million to a billion dollar business. So I went out into the marketplace and passed my resources, and brought in a management team that's capable of running billion-dollar-plus type business.

             Jim Logsdon was the General Manager of a division at GTE that was a $3 billion business that happened to be a business similar - had some similarities to what we're doing. He managed part of his sales and the e-commerce Web development and hosting solutions area. And prior to that, he had done several things initiative ((inaudible)). Actually, brought business concepts to management and built billion-dollar divisions (in GTE). So it's kind of an odd scenario within a structured telephone company and has a lot of contacts through Telecom people as well as - a large businesses.

             Juliet Reising - I took her away from Mindsprings where she was instrumental in helping negotiate the merger with Earthlink, a very large transaction, so she's used to billion dollar transactions. She's used to doing very large equity offerings. And that's what it's going to take to get us to a billion-dollar company.


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             On top of that, one of the first things I did at the company was to bring in a board of directors that most billion-dollar companies would be jealous of. And I think I've done that. You can read the to read the bios of these guys. But I'll tell you a little bit about them.

             (Joe Wise) who, at one time, served on President Reagan's Cabinet in financing a budget. And, as well, he has run entrepreneurial, high technology, billion-dollar companies that have been very successful. Has a strong track record in that area. In fact, he participated in our space. Been very instrumental helping us make some of the strategic decisions that we've made so far.

             I have Max Bobbitt who served on my board at World Access who also, today, served on the board of EMI WorldCom and he's Chairman of their audit committee. Prior to that, he was President of ALLTEL Telephone Company and a senior officer of Metro Media International where he did a lot of Healthcom international business primarily in China.

             Amy Newmark, who was the large hedge fund manager at one time, she gives our board the strength and knowledge from what the street perspective would be, which is a very unique thing to have, and she knows everyone up in New York. And it's very helpful to us to make decisions on what would be best viewed and how we do things on a street perspective, and how to raise capital and so forth. Prior to joining our board, she was also instrumental in strategic decision making on how to raise


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         capital and equity for Winstar, which has grown quite rapidly since she became involved with them. And we have Gary Heck on the board who was the division President of PacTel, and is now a consultant and advises - gives advice to large telephone companies on how they need to increase the efficiency of their operations and generate additional business.

             So I think we've put together the entire core of what we need to meet the objectives of where we need to go. On top of that, we've had the pleasure of coming into this company and spending about a month working with the management team of Eltrax.

             In fact, we've got to know each of them - the senior guys very well. And I'm happy to say that we click. Management team - right off the bat we saw how we fit with each other. We're very compatible corporate wise, cultural wise. In fact, I'll go a step further. I'll say we not only click, we double click. Man, we're working hard. We've already got our plans down. We know where we need to go. We're going to start our initiatives immediately to - to get this thing going in the right direction and build a billion-dollar company. And I am - I am very thrilled that - that we've done this. I think it's going to be very good for all of us. All of our shareholders, Eltrax shareholders as well as the shareholders of of Cereus Technology.

             With that, I'll  . . .


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William O'Reilly: Let me add a couple of things to what Steve said.

             As we indicated in the - in the press release, and this is part of the definitive agreement, we have entered into an interim management agreement which is really going to be quite valuable for us to be able to hit the ground running.

             Cereus is down the street from us. As Steve indicated, they've spent the last 30 days intimately involved in understanding our company and getting to know our people and our initiatives. And even though this transaction will probably not close for 90 days or so, given the various requirements that are necessary to make that happen, we're hitting the ground running today working together to put together our plans and determine exactly what we want this company to look like when we do, in fact, close the transaction.

             One of the other important points, which is kind of a takeoff on what we've both talked about, but but to be a little more specific, it's mentioned in the press release and it's related to the financial wherewithal which we - we both recognize is very important in order to be successful on what it is we're trying to achieve.

             Cereus already has $13 million of cash on their - on the balance sheet. We have made a commitment together to bring another $20 million minimum to this combined company on the day we close it. But I want to emphasize the minimum.


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             As most of you know, Eltrax has been in the process of divesting itself of certain assets related to the hospitality group. That continues to move forward. But, in addition to that, it is Steve's plan and mine to begin, almost immediately, to attract additional investor capital into this combination so that we are adequately financed to achieve what it is we want to achieve. And we think that this is - I like Steve's word - compelling. We think that this combination is compelling enough to a point where we're quite confident of our ability to be able to do that.

             I really don't have anything else to add to that. I guess we ((inaudible)). You don't have anything Steve ((inaudible))

Steve Odom: Along the lines of what Bill's talking about - we already have a very strong reason to believe that that there's a lot of interest with some of the institutions that I have a background with the - to do some financing into this company. As well as in the first quarter of operations of Cereus, I did a private equity offering. And some of you know that may be on the call, I had to send a lot of money back.

             The people are excited about this industry. There was - there was a lot of following from what I've achieved in my predecessor companies and - and also there's the knowledge out there that this is an emerging growth market company as my last company was, and they believe that we're fully capable of - of doing it again.


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             So I - I really don't' see that as a contingency. I see that we will be successful doing what we want to do. I see that we'll be able to raise whatever equity we need. I see that Bill is well underway in - in getting some - some preliminary information that he's probably going to be successful selling some - some or all of the top (family) group before we close this transaction.

William O'Reilly: I think it's important also to - to emphasize, or reemphasize, the timing aspect of this. I think that the - the significance of the combination at this point in time is related to both companies, but in particular Eltrax, as we'll be talking about in the next 30 days or so.

             They've built up a momentum and have got several significant projects in place that to be able to bring in this management team at this point and combine it with those people that have put that momentum together, the timing of this combination is significant. And I think, again, to not to overuse the word, make it a compelling case for doing this transaction.

             Now we open up for questions - right?

Operator: Thank you, sir. Today's question and answer session will be conducted electronically. If you'd like to ask a question, you may do so by pressing the star or asterisk, followed by the digit one on your touch-tone telephone.


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             Once again, if you would like to ask a question please press star one. We'll pause for a moment to assemble our roster.

             We go first to Steve Shook, Wachovia Securities.

Steve Shook: Thanks. Congratulations. It's looks like a great fit throughout the ((inaudible)) company ((inaudible)) that you need at the table, Bill.

             As you look at your - the business solutions that you expect to offer, what - what kind of gross margins do you expect to achieve out of that? and then, kind of related to that, I know there's a lot of leverage you should be able to get from each other, but how quickly do you think this will be accretive to both EBITDA and - and earnings per share on a cash basis?

William O'Reilly: ((inaudible)) answering. Let me - let me start that and let
         Steve finish it because I think as most of you know, Eltrax, a couple of years ago, was much more equipment oriented in terms of our revenue mix and, therefore, had considerably narrower margins.

             We have reduced that equipment exposure considerably over the last two years down to a very manageable point and, consequently, our margins have gone up. We not only see that continuing as a result of this combination, but, in fact, accelerating. And - and, therefore, I think the margin improvement should - should clearly be there. Steve?

Steve Odom: Yeah. I was going say that after reviewing everything and looking at the plans on how we can make this company operate more efficiently and focus the efforts of our business into seeing more of a full-solutions type company and away from any of the - the retail business a company like Bill was referring to, we're going to begin doing that as soon as possible.

             They're already doing initiatives in that area. But we want to focus this business to be a full-solutions company. And as we do that, our goal would be throughout all of the divisions that we have in the company ((inaudible)) gross margins (in excess) of 30 to 33 percent and that's what we're going to set aside to do or bust. And I might want Jim Logsdon, who's also sitting here, to talk a little bit to that.

James Logsdon: I think, tying into what Steve and Bill both said, there's no question of the combination (allows) the opportunity to impact our margin division. But, also, I think, more importantly, allows us to be more efficient in our utilization rates as our workforce goes forward because of critical mass and infrastructure the two companies bring to the table.

William O'Reilly: OK. Steve? I'm sorry. Steve Shook

Steve Shook: OK. Yeah. Now that does that to do - I mean, I'm not even sure if you can share this with us yet, but on the - how quickly do you expect this transaction to be accretive to your EBITDA and to cash EPS?

Steve Odom: Well, let - let me answer that. Steve, you - you've known we a long time. You followed me at World Access, and you know pretty well that I'm - I'm real strong on cash flow, EBITDA positive, cash - EPS positive. That's - that's what I really believe in.

             I believe that all markets mature, and I believe that when they do that everyone measures the companies based on performance. And, so, right off the bat through our strategy, we're going to be looking heavily into the combination and how we get the company to an EBITDA positive position which we believe we can achieve between now which is a lot better than what your model is between now and the first part of next year.

             That's pretty exciting because as well as - as well as being such a bottom line-oriented management (style), I'm also very high growth. I was able to achieve those types of results at World Access.

             We generated positive EBITDA and positive growth very fast growth. Grossed 4,000 percent growth while I was there, and maintained an increasing EBITDA and cash - positive cash flow and earnings every single quarter on an operating basis. I


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         believe we can do the same thing here, and I believe we'll start doing that between now and the first part of next year.

Steve Shook: I have a quick follow-up and just - I know that you guys have, I guess, complimentary headcounts in certain areas.

             Can you just review quickly for us the headcount broad category such as, you know, engineers in each category, sale folks and that sort of thing? so we can see how they might leverage each other.

(James Wise): I think - this is (Jim Wise) - and, I think, on the Cereus side we have on front end development 20 people engaged in doing our front-end development. We have another 30 business analysts back in process-type engineers associated with ((inaudible)) which I think add a significant advantage and value proposition into the Eltrax model as it goes forward.

             They currently have in total approximately 125 engineer, which will be both processed-type application type and development-type engineers. So we have a synergy that brings it together. And it think the important thing about this synergy, it's not an overlap type synergy. What it is it provides on the front end, we provide some force power on the front-end strategy development side. And also provide in their activities (are) growth and our CRM and application areas some


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         business process people that will immediately be productive in helping implement some of those opportunities they've acquired.

Steve Shook: But what about on the sales force? I mean, the sales force mixed team?

(James Wise): Sales force today on both sides - on the front end there's a good compliment on our side from the from the business development perspective, and also to compliment on the - the application side will fit well with their - their headcount they currently have today. I believe their headcount today is in the neighborhood of around 60 faces on the street today.

Steve Shook:  Thanks very much.

Male:  Thanks, Steve.

Operator: We'll take our next question from Hal Goetsch with Morgan Keegan &
         Company.

Hal Goetsch: Yeah. My question was regard to - Bill - Bill, make a comment to everybody on - on how the acquisition on a product line basis accelerates your efforts potentially in the e-procurement side and the Web hosting side and - and where that fits with your existing client base. Thank you.


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William O'Reilly: Well, I think the - I mean, one of the interesting facets of this transaction for us was that a couple of the areas that we've spent some time in, but it's - it's really been a focus for future development, are areas that the Cereus people have spent a lot of time in. And I think that ((inaudible)) the - one of the synergies that become available right away.

             For example, on the e-procurement area, which we think is a big growth opportunity in the ASP space, we've spent some time there. But they're quite farther along in the development of that. And, therefore, I think we can get somewhat of a jump-start in the area.

             I think with regard to the Web hosting and Web integration side, the front end that Jim talked about, again, there's much more of a focus on that side of the business than there is from - from our perspective. And, consequently, there's very little overlap, and there's quite a bit of compatibility to the various offerings that we provide.

             We - you know, we couple that with that we're doing in the CRM area and - and some of the - the project-oriented work that we do. It's very complimentary.

Male: Let me add to that. We were both spending money in the areas that each of us had weaknesses in - the (bill strings), that now will become synergistic, and probably we'll be able to do it in a much more efficient like ((inaudible)) of the fact that we had knowledge space and actual deals on the table that relate to those type of synergies.

Hal Goetsch:  I guess one follow-up question.

             You know, from both sides, Bill and Steve, you know, just - please comment on this tone of business you're seeing out there in the marketplace for the kinds of services you're offering. I guess - I guess the key reinforcer that we see we need to have from the investment perspective is that there's just a lot of (pent-up) demand for technology and technology-based services you guys are offering. And
         - and there's a lot of needs out there not being met.

             Could you please comment on the overall tone of - of this business?

Steve Odom: Yeah. This is Steve Odom. I'll be glad to. In fact, you're right on target.

             The reality is - it seems to have accelerated even more than what our expectations have been the last 45 days or so. There's been a lot more interest in ASP type deals over the traditional deals than we expected. It's picking up, although it's coming off of a - a period where maybe it was a little slower than what everyone expected. It just seems to be really accelerating right now. We're getting a lot of deals.

             On the Cereus side, we have more than 10 deals that are in the sales cycle that we're working on in that area and probably 30 or 40 opportunities. And I think that what we're hearing from the Eltrax side, and Bill may want to comment on that, is that we're seeing similar types of opportunities on their side.

             In fact, one of the reasons that - that we believe that we've put the cash element in this transaction is Eltrax has some enormous opportunities on the table that we're not at liberty - liberty to talk about at this point, but that's another indication.

             There's some real opportunities out there that we want to pursue and - and I think that everything we're putting together we'll be able to go out and compete in that marketplace.

William O'Reilly: All right. Hal, this is Bill. Just to takeoff of that a little bit.

             I think one of the significant aspects of the attention (though) ties right into the strengths of of the combined company. There's - there's a lot of people who pay a lip service to the term ASP, and it means a lot of things to a lot of people. But I think what we have learned in - in the time frame that we've been involved, and I think what the industry is learning, and - and Steve has used this term here today - you really need to be a full-service provider.

             If you're talking about mounting an application out on a remote server and renting that out and expect to build a business, you're going to be in trouble. You have to be able to provide the ancillary services that both of these companies have. In some ways, that's kind of - it's one of the reasons why Eltrax got into it is because we were sitting on the ancillary service capability and went into ASP with that capability. And - and one of the most significant aspects of that, and
         - and one of our key strengths, is the customer care group. And - and parallel to that, or corresponding with that, is that's one of the fastest growing in the ASP space (with) a CRM aspect of it.

             When you couple the CRM with the ability to provide customer care, it becomes a very compelling service to provide in getting an enormous response to it. And - and, I think, if I bring it back to the skills that we're bringing in as part of this merger, it only enhances what we already have on the table.

Hal Goetsch:  Thanks a lot, guys.

William O'Reilly:  Yeah.

Male:  Thank you.

Operator:  We go next to Ronald Mullins with Cegmark International.

Ronald Mullins:  My question is addressed to Bill O'Reilly.

             I think it's been pretty interesting to hear some of the positive points about the combination of the companies. But I'd like to talk a little bit about the terms.

             Now, as I understood in the release, Eltrax will get approximately $100 million worth of shares and they put (out) they will obtain $17 million in cash; give up 38 percent of the - of the company. I don't know very much about Cereus. I think I did a little checking. I think the management is extraordinary. But as I remember, the first quarter sales were only something like $1.5 million.

             So I would like to hear as to whether or not my understanding is clear on that, and what else Cereus brings to the table besides what I had mentioned? And the other thing that I'd like to hear a comment on is whether or not you've yet obtained a fairness opinion? and, if so, from whom?

William O'Reilly: Well, let me answer your - your second point first.

             We - we both have received fairness opinions.

Ronald Mullins:  Who were they from, Bill?

William O'Reilly: I - Cereus utilized (Robinson Humphrey) and we utilized
         Morgan Keegan.

Ronald Mullins:  OK.

William O'Reilly: With regard to the - the value proposition, I think that your
         - the numbers that you used were accurate. With regard to the value, I think there's a couple of quick answers to that.

             Number one, obviously Cereus and its management team is being valued in the same way that we're looking at it because the market has already valued them at that level. Their - their stock price and and market cap are directly in line with the - the transaction as - as it's represented. And I think what that basically does is it - it bridges the gap between using a traditional evaluation that the - of taking the financial results of a company and - and factors in the intangibles, the opportunities, the management team, the skill set, etc. And, you know, we clearly agreed with the - the market's evaluation of this company and its team. And I think that - you know, time will tell. But we obviously are pretty confident that that value is going to be realized.

Ronald Mullins: Hey - but you know, I'm - I'm not trying to be negative about this since it's a very important move for the company and I'm sure it has to be done. You want to be part of (this). (Correct?)

             There are a lot of superior managers around in the technology industry that have had extraordinary results. And, you know, options can take and so on. I don't know whether or not you buy a company on these terms as a major component of what you (receive) as (management).

William O'Reilly:  Well, I think . . . .

Ronald Mullins: I - you know, it seems to me that you're putting overwhelming value on that and maybe you're correct. But it certainly gave me some hesitation and made me think about it.

William O'Reilly: I think you're absolutely right in terms of making that kind of comparison. I think the one factor that you've got to allow is the fact that, in this case, Steve Odom is a known quantity.

             You know, the - the - we've had experiences with unknown quantities. And, you know, despite what a resume' might say or an interview might say or background might say, it's somewhat of a dice roll. And it is true. You can attract what appears to be topnotch people, but there's a very much of a - a dice roll associated with it. And I think the fact that Steve's record not only speaks for itself, but the fact that he's a known quantity to us makes all the difference in the world. And - and in my mind, I think made up, you know, a bridge that gap that you talk about between what would it cost to attract the top flight executive and what is this situation costing us? And from our perspective we felt if was worth it. Plus Steve is a very difficult negotiator.

Ronald Mullins:  OK.  My - my . . .

William O'Reilly:  What else can I say?

Steve Odom: Well the other - the other thing - let me comment. I know this is Bill's question.

             We share the same vision, the same goals. We think that goes a long way to build - building a team, and I think Bill and his group saw that. But, more important to that, if you look at the board members that I have and - and the two additional board members, Bill and Steve Raville, that's four people that are back together again that were all on World Access's board.

             We're a team again. They clicked before. We can make it happen again. We're in the same space. It's all about shareholder value.

             The reality is: I do things a lot different than a lot of people. For instance, I take no salary in my deals, at least for the first year.

Ronald Mullins:  OK.  Bill . . .

Steve Odom: ((inaudible)) money, and I'm in it like you are. I'm an investor and I'm a partner to my shareholders.

Ronald Mullins:  Right.  This is my absolute last question.

             I - Bill, you've talked to other companies, and I'd just like some assurance from you this is absolutely the best deal that you think is available to you.

William O'Reilly: I - I do think that is the best deal that's available to us today, and - and for all the reasons that I talked about, (in) particular, the timing aspect of it.

Ronald Mullins:  OK.  Thank you.

William O'Reilly:  OK.  Thank you.

Operator:  Once again, if you'd like to pose a question please press star one.

             We go next to Matthew Campbell with Knott Partners.

Matthew Campbell:  Hi.  Good morning, gentlemen.

             I apologize up front because I missed the beginning of this call. But if you could possibly give me some pro forma revenue targets that you're looking at and your - your margin targets.

Steve Odom:  Let me - this is Steve Odom.  Let me answer that.

             We're somewhat in a quiet period because Cereus has not put any guidance on the street whatsoever and we did that deliberately. And, as soon as we're able, we are excited and we'll put those - we will be guiding everyone as soon as we're legally able to do that and get proper information out to the street. But what we did comment on is: we believe that we can improve gross margins very rapidly by combining the companies, and focusing efforts, and being a full- solutions provider. And that we will definitely, in our space, be operating at a run rate - I don't think I mentioned this - in excess of $100 million by the time we close this deal in that space aside from the - the hospitality group that Bill now has. And that we'll be EBITDA positive between now and some time the first part of next year. And that's the only guidance that I think that we are collectively allowed to put out on the street right now.

Matthew Campbell: Is there any sense - could you give me a - a feel of your fully diluted shares outstanding? you know, six months from now after you've raised money.

William O'Reilly: Well, I mean, that would be pretty difficult as you point out if we raise money what the impact would be.

             I mean, the - the current fully diluted . . .

Matthew Campbell:  Yeah.  Current is fine.

Steve Odom:  Currently, on a combined basis?

Matthew Campbell:  Uh-huh.

Steve Odom:  It'll be somewhere around - What was it?  40 million?

William O'Reilly:  Yes.  It's 39 million.

Steve Odom: Around 40 million shares. It also depends on what the stock price is.

Matthew Campbell:  OK.

Steve Odom:  That's what we ((inaudible))

Matthew Campbell:  Hey, thanks very much.

Steve Odom:  Thank you.

Operator:  We go next to Jeff Bash, private investor.

Jeff Bash: Good morning. Bill, I have a couple of questions for you. Can you hear me?

William O'Reilly: Yes. (How are you doing)?

Jeff Bash: In the course of the conversation, there are a couple of illusions made through significant deals in the works at Eltrax, and you had mentioned that (probably) something like this might - might occur.

             Is this - I'm wondering why the timing of the deal this time, as opposed to, let's say, a month or so from now when these deals might have made a significant difference to Eltrax price? That's first question.

             The second one: I'd be interested in knowing if there's anything in the way of a breakup fee here? And the last question is: what happens to the four million of Cereus warrants currently exerciseable at 10?

William O'Reilly: Well, the - with regard to the breakup fee, there are - there's a $5-million breakup fee on both sides if - if either side decides to walk. As a matter of fact, there' s a $2.5- million breakup fee if the shareholders on either side vote it down. So we have significant incentive to make this transaction work.

             With regard to the project that we have in process, the significance of them, and the impact that that could have on our value and, therefore, on this transaction, I think the way that we approached them was really twofold.

             Number one: those - those are projects in process and the - the full realization of the value of those projects will be, you know, over the next couple of years and not into the future. And, frankly, the this particular transaction, in my mind, enhanced the - those deals enhance the value of this transaction because these - these projects that we have are so significant in nature that you've got to have - in addition to what we already have, we believe that you've got to have adequate horsepower to make it happen, and that ties back into the management team.

             Jim Logsdon from GTE, in particular, brings quite a bit to the table as it relates to one of the projects which - I realize I'm - I'm talking vaguely but I have to - but one of the projects that we're involved in. And, you know, in - in the same way that you make any evaluation about what is it going to take to implement a project, this was one factor. And that's why the timing is so significant. And it it became a, in my mind, a tradeoff that - I'm sure if we had waited until we've had announced projects that that necessarily would have affected the value, and the timing was not predictable enough that we would approach it that way.

             I think I'll let Steve answer the Cereus (board) question.

Steve Odom: The - we view that as a valuable assets for us down the road. It will bring in about $44 million in additional capital to the company when those are exercised. Money that we will put to use to help grow this business.

             Those - those warrants are callable if our stock trade's up $20 for, I believe, a 20-day trading period. But we have some options available to us as we move the stock price up. In addition to that, we have additional options and warrants that can bring in another $20 or $30 million of which part of those are callable right now.

             So I hope that answers your question.

Male:  Hello?

Operator: This concludes today's conference. I'd like to turn the conference back over to the speakers for additional or closing remarks.

Steve Odom:  OK.  This is Steve Odom.

             We'd like to thank all of you for attending today. I hope we answered the questions and - and satisfied you guys to be as excited about this transaction as we are.

             As I've said before, this deal is compelling. We're at the right space. We're in the right space at the right time and the right market. As someone asked earlier, the business is picking up to a point where there's a lot of opportunity to grow this business internally, which we fully intend to do. And there's a lot of opportunities out there that will enable us to meet the growth objectives that we've set forth.

             We've got a very strong management team. And as I said before, we all click, and I'm really fully believe that. One of the things I'm most excited about working with Denise, Josh, again. I really have had a great experience. They're very proactive. Willing to - to roll up their sleeves as people have done for me in the past. And - and I think there's a great culture between us all that fits. And I'm very excited about being back with Bill and Steve Raville, and, of course, (Mack's) on my board.

             With the four of us together, we make a team that we know works, and as well as the other new board members that we have. And let's go do it. Thank you very much.

Male:  Thank you.

Operator:  This concludes today's conference.  Thank you for your participation.

                                     * * * *

         Eltrax and Cereus will be filing a joint proxy statement/ prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, the joint proxy statement/prospectus will be made available for free to the shareholders of Eltrax and Cereus. READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

         Eltrax and its directors, executive officers and certain other members of management and employees may be soliciting proxies from Eltrax shareholders in favor of the merger. Cereus and its directors, executive officers and certain other members of management and employees may be soliciting proxies from Cereus shareholders in favor of the merger. Information concerning the participants in the proxy solicitation will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

Note Regarding Forward Looking Statements

         This document contains forward-looking statements. These statements include statements regarding the period following completion of the merger. Words such as "intend," "believe," "expect," "plans" and words and terms of similar substance identify forward looking statements. All forward looking statements are subject to various risks, uncertainties and other factors that could cause actual results to vary materially from the results anticipated in such forward-looking statements. Such risks, uncertainties and other factors include the market's difficulty in valuing the combined company's business model, the failure to realize the anticipated benefits of the merger, competition, management's ability to manage the combined company's growth, the ability to deliver new products and services to the market on time, the inability to accurately predict future revenues of the combined company and other risks to be detailed in the joint proxy statement/prospectus to be filed with the SEC in connection with this transaction. Additional risks and uncertainties related to the current businesses of the two parties can be found in Cereus' and Eltrax's filings with the SEC. The forward-looking statements in this new release represent Cereus' and Eltrax's judgment as of the date of this release. Cereus and Eltrax disclaim any intent or obligation to update these forward-looking statements.


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